# PALMAREJO SILVER and GOLD PROJECT

COEUR
THE PRECIOUS METALS COMPANY



Fact Sheet
August 2007

# PALMAREJO PROJECT LOCATION

COEUR
THE PRECIOUS METALS COMPANY



USA
Chihuahua
AREA
MAP
Gulf of Mexico
MEXICO
Pacific Ocean

- Located in Chihuahua, Mexico in the Sierra Madre Occidental mineral belt

  Plus two additional exploration properties in the belt

- Approx 1.5 hours air from Chihuahua

- 25 km from town of Temoris.



NEW MEXICO
USA
El Paso
Juarez
Agua Prieta
Sierra Madre Au-Ag Belt
NC Grandes
TEXAS
SONORA
CHIHUAHUA
Ojinaga
Madera
Hermosillo
Dolores
Mulatos
YECORA
Yecora
Chihuahua
Ocampo
Monterde
PALMAREJO
Temoris
Jiminez
COAHUILA
EL REALITO
El Sauzal
Gulf of California
SINALOA
Los Mochis
Durango
Torreon
DURANGO
200 Kilometres

# PALMAREJO PROJECT MANAGEMENT

COEUR
THE PRECIOUS METALS COMPANY

- **During Transition**
- At close of Due Diligence period two new committees formed to manage project during transition period:
  - Site based **Project Development Committee**
    - consisting of senior site managers from each company
  - Corporate based **Steering Committee**
    - consisting of Directors, Chairman from BSG, PJO and CDE
- **Post Closing**
- Appointment of GM-VP Palmarejo (Stuart Mathews)
- Buildup of operational management team including:
- Continued, focused exploration in the Palmarejo district managed by Coeur corporate Exploration

# PALMAREJO DISTRICT MINERAL RESOURCES - Current

COEUR
THE PRECIOUS METALS COMPANY

| | Million Tonnes | Grades | | Contained Metals | |
|---|---|---|---|---|---|
| | | Au (g/t) | Ag (g/t) | Au (koz) | Ag (Moz) |
| ***Palmarejo Project (August 2007)*** | | | | | |
| **Measured** | **5.4** | **2.22** | **200** | **384** | **34.6** |
| **Indicated** | **9.1** | **2.00** | **186** | **587** | **54.7** |
| **Inferred** | **4.0** | **1.31** | **138** | **169** | **17.9** |
| ***Guadalupe (August 2007)*** | | | | | |
| **Inferred** | **5.7** | **0.83** | **106** | **155** | **19.6** |
| ***La Patria (March 2007)*** | | | | | |
| **Inferred** | **3.6** | **1.49** | **35** | **171** | **4.0** |
| Total | 27.8 | 1.64 | 146 | 1,466 | 130.8 |

*Based on 0.80 AuEq Cut-off Grade; Au Eg grams/tonne = Au grade + (Ag grade/55)

Source: PJO filing s on www.sedar.com

# MINERAL RESOURCE ESTIMATION

COEUR
THE PRECIOUS METALS COMPANY

- Based on detailed compilation from plans and sections by independent Qualified Person for PJO and BSG.
  - Mine Development Associates (Reno, NV) has prepared all NI43-101 Technical Reports
- Drilling: over 140,000 meters of core and reverse circulation drilling on the project. Drilling continues today
  - Grade continuity established on 20 to 40m cross sections
- Historic Mining modeled by MDA and BSG.
- Geology Database: Regular analytical and data base QAQC procedures
  - External, independent auditing used by PJO and BSG

# GEOLOGY





**Epithermal silver and gold bearing veins and breccias**

**Mineralogy…**
Pyrite-argentite-electrum
+- sphalerite, galena, chalcopyyrit, hematite, rhodocrosite

**Best veins in …**
Lower volcanic series (LVS) andesite and lesser sediments

**Structural setting…**
Vein systems define NW trending graben.
Palmarejo is on the NE side while Guadalup and La Patria are on the SW side.

# GEOLOGY and EXPLORATION

COEUR
THE PRECIOUS METALS COMPANY



750,000mE
760,000mE
3,035,000mN
3,025,000mN
N
TENEMENT BOUNDARY
PALMAREJO
La Prieta
La Blanca
La Finca
San Juan de Dios
Los Hundidos
Cerro de los Hilos
Todos Santos
Canadensia
Guadalupe las Animas
Sta Ursula (Victoria)
La Patria
Maclovia
Guerra al Tirano District
Chinipas 12km
Temoris 20km
Temoris 15 km
5 Kilometres
Upper Volcanic Series (Mid - Late Tertiary)
Lower Volcanic Series (Upr Cretaceous-Lwr Tertiary)

**Palmarejo Trend**
Long NW-SE structure
Dips SW
Multiple ores shoots (clavos)

**Guadalupe Trend**
Long NW-SE structure
Dips NE
Multiple clavos

**La Patria Trend**
Higher Au:Ag
Near surface potential (+200m)

# PALMAREJO AREA GEOLOGY

COEUR
THE PRECIOUS METALS COMPANY



756,000mE
757,000mE
758,000mE
3,032,000mN
3,031,000mN
North
La Reforma
La Prieta
La Blanca
La Finca
TUCSON CLAVO
ROSARIO CLAVO
076 CLAVO
108 CLAVO
HALL'S CLAVO
Quartz vein breccia & stockwork
Flow banded rhyolite intrusion
Plagioclase phyric andesite (dacite)
Volcaniclastic sandstone
Plagioclase porph. andesite (dacite?)
Tuffaceous volcaniclastic sandstone
Plagioclase porphyritic andesite
Amygdaloidal andesite
Laminated-thin v'clastic. sandstone
Fine grained andesite
Rhyolitic ash-flow tuffs
Drill hole
500 Metres

# PALMAREJO AREA CROSS SECTION

COEUR
THE PRECIOUS METALS COMPANY


Quartz vein breccia & stockwork
Phenocryst-crowded porphyritic andesite
Volcaniclastic sandstone
Porphyritic andesite
Amygdaloidal andesite
Laminated volcaniclastic siltstone & sandstone
100 Metres
B
South
B'
North
1100m RL
1000m RL
900m RL
3 032 000mE
3 032 200mE
LA BLANCA
LA PRIETA
15.2m
2.1g/t Au
433g/t Ag
8.76g/t AuEq
5.05m
1.98g/t Au
248g/t Ag
5.79g/t AuEq
7.6m
5.3g/t Au
445g/t Ag
12.2g/t AuEq
3.0m
1.98g/t Au
255g/t Ag
5.9g/t AuEq
6.10m
1.3g/t Au
126g/t Ag
3.2g/t AuEq
13.72m
0.45g/t Au
111g/t Ag
2.22g/t AuEq
4.2m
2.77g/t Au
435g/t Ag
9.46g/t AuEq
16.8m
1.3g/t Au
223g/t Ag
4.73g/t AuEq
2.05m
11.1g/t Au
1,234g/t Ag
30.1g/t AuEq

# METALLURGY AND PROCESSING

COEUR
THE PRECIOUS METALS COMPANY

- **Metallurgy test work:** Comprehensive & professional by multiple independent sources
- **Recovery:** Test work results are 93.8% Au / 91.7% Ag
- **Flotation & Carbon-in-Leach (CIL) process:** Appropriate methodology
- **Plant & Tailings Infrastructure Location:** Controlled by topography & spatial constraints. Design engineering well-advanced. Tails Dam Options still under consideration
- **SAG & Ball Mills:** Purchased & in transit. Approx 2.5 Mta capacity.
- **Flotation Cells, Pumps, Cyclones,Thickeners, Agitators, Power Generators –** All purchased or on-order
- **Tailings Dam:** Approved by Mexican authorities. Quality consultants used for geotechnical & design parameters. Additional water management design required.
- **Water:** Sourced from adjacent to Chinipas River & site Storage facility (1 Mill m3 capacity – under review). Pump-back from tailings Dam likely, & water dam facility under consideration
- **Plant Foundations:** Well advanced & structurally competent
- **Capital Cost:** Revised 2007 to YE 2008 = US$202 Mill

# PROCESS PLAN SCHEMATIC (per BSG / PJO)

COEUR
THE PRECIOUS METALS COMPANY



Jaw Crusher
Single-Stage Crushing Plant
SAG
Ball
SAG & Ball Milling
Flotation Circuit
Flotation Concentrate
Concentrate Thickener
Flotation Concentrate Leaching
Wash Water
CCD
Overflow Water
Flotation Tailings
Pre-Leach Thickener
To the Process Plant
Water Extraction
Carbon Desorption
Overflow Water
Carbon-in-Leach 24 Hours
Electrowinning
Carbon Regeneration
Gold & Silver Recovery
Filter
Gold & Silver
Slurry
Water
Carbon
Pregnant Sol.
Cyanide Destruction
Tailings Thickener
Tailings Dam

# PROJECT DEVELOPMENT

COEUR
THE PRECIOUS METALS COMPANY

- Coeur is evaluating its preferred combined open pit and underground mine plan
- Based on its extensive mining experience, Coeur believes that this approach will optimise production at the Palmarejo Project, delivering a wide range of opportunities:
  - Extended mine life
  - Reduced strip ratio
  - Access higher grade materials earlier
  - Flexibility to change target mining areas as new information becomes available
  - Reduced environmental risk with less waste produced and single tailings dam
- Joint Coeur-Bolnisi-Palmarejo Project Development Committee (‘PDC’) established to oversee project development until transaction close.

# STRATEGIC VALUE TO COEUR

COEUR
THE PRECIOUS METALS COMPANY

- Quality, high-grade Mineral Resource
- Compelling fit to Coeur's global mining and processing experience.
- Good exploration potential on remaining tenement package
- Spread of sovereign risk & mine project risk
- A production position in Mexico in support of our current and future exploration
- Good regulatory & permitting climate in Mexico
- A foundation for future Company growth